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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION               Cusip Number
                   Washington, D.C.  20549                    825397 10 2

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   015939
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(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:            MARCH 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not Applicable
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                       PART I -- REGISTRANT INFORMATION

                          SHOWSCAN ENTERTAINMENT INC.
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Full Name of Registrant

                                 Not Applicable
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Former Name if Applicable

                              3939 Landmark Street
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Address of Principal Executive Office (Street and Number)

                         Culver City, California 90232
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Notwithstanding the best efforts of Showscan Entertainment Inc. (the "Company" or the "Registrant"), the necessary year-end closing processes of the Company have taken a longer period of time than originally planned for or expected. The principal reason for the delay is the loss of several key accounting and operating employees who left the Company just after the fiscal year-end. The remaining employees had to perform the tasks of those who left while already behind in their own work due to the efforts devoted to the failed merger on March 31, 1998 with Iwerks Entertainment, Inc. and the recovery therefrom. It is the opinion of the Company's management that the late date of the completion of the closing processes make it impractical to file the Annual Report on Form 10-K on or before the prescribed due date without the incurrence of unreasonable effort and expense. The Company expects to file its Form 10-K within the 15-day extension period provided for in Rule 12b-25.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         W. TUCKER LEMON                        310               558-0150
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company and certain of its joint ventures are in the process of finalizing their financial statements for the fiscal year ended March 31, 1998 ("Fiscal 1998"). Dependent upon determination of final amounts for these financial statements, the estimated net loss for Fiscal 1998 could be between $8,000,000 and $9,000,000. This compares with the net loss of $3,919,000 recorded for the fiscal year ended March 31, 1997 ("Fiscal 1997"). The Company currently estimates that a) its total revenues for Fiscal 1998 will be $10,400,000 as compared to $17,711,000 in Fiscal 1997, b) estimates that its equity loss in operations of owned and operated theatres will be $750,000 in Fiscal 1998 from an equity loss of $694,000 in Fiscal 1997, and c) its interest and other expenses for Fiscal 1998 will be $725,000 as compared to $692,000 in Fiscal 1997. Until the determination of final financial statement amounts, the Company cannot make a reasonable estimate or comment on any other results for Fiscal 1998.

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                          SHOWSCAN ENTERTAINMENT INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 26, 1998                 By     /s/ W. TUCKER LEMON
     ---------------------------         -------------------------------------
                                         Senior Vice President,
                                         General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)